FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notification of Resolutions of the 135th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 2, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(TRANSLATION)

June 25, 2004

NOTIFICATION OF RESOLUTIONS OF THE

135TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO:    THE SHAREHOLDERS

We hereby notify you as follows concerning the matters reported and resolutions adopted at the 135th Ordinary General Meeting of Shareholders which was held today.

Item of Report: The Balance Sheet as of March 31, 2004, and the Business Report and Statement of Income for the 135th Business Term (April 1, 2003 – March 31, 2004)

For this item, the contents of the above financial accounts were reported.

Items of Business:

1st Item of Business:	Matters concerning the Approval of the Proposed Appropriation of Retained Earnings for the 135th Business Term (April 1, 2003 – March 31, 2004)

This item was approved and resolved as proposed, and the cash dividend for the current term was resolved to be payable at ¥4.00 per share.

2nd Item of Business:	Matters concerning the Partial Amendments to the Articles of Incorporation

This item was approved and resolved as proposed. The reasons and details of the amendments to the Articles of Incorporation are set forth later.

3rd Item of Business:	Matters concerning the Election of Ten (10) Directors

The following ten directors were nominated and all were duly elected and assumed office: Messrs. Toshitaka Hagiwara, Masahiro Sakane, Kazuhiro Aoyagi, Kunio Noji, Kunihiko Komiyama, Satoru Anzaki, Toshio Morikawa, Hajime Sasaki, Masahiro Yoneyama and Yasuo Suzuki.

4th Item of Business:	Matters concerning the Election of One (1) Statutory Auditor

Mr. Makoto Nakamura was duly elected and assumed office.

5th Item of Business:	Matters concerning the Gratis Issue of Share Acquisition Rights under Employee Stock Option Plan

This item was approved and resolved as proposed that the Company shall issue stock acquisition rights (“Share Acquisition Rights”) at no cost to its directors, employees, and representative director and presidents of its major subsidiaries. A total of 1,430 rights shall be issued (the number of shares subject to one right shall be 1,000 shares), a maximum of 1,430,000 ordinary shares of the Company shall be subject to these Share Acquisition Rights, and the amount to be paid upon the exercise of the Share Acquisition Rights shall be based on the market price of the Company’s share at the time of issuance of the Share Acquisition Rights.

6th Item of Business:	Matters concerning the Amendment to the Amounts of Remuneration for Directors and Statutory Auditors

This item was approved and resolved as proposed that the remuneration for directors shall not exceed 60,000,000 yen per month and the remuneration for statutory auditors shall not exceed 10,000,000 yen per month.

7th Item of Business:	Matters concerning the Approval of Payment of Retirement Benefit to a Retiring Statutory Auditor in Recognition of His Services to the Company

This item was approved and resolved that the retirement allowance for the retiring Statutory Auditor, Mr. Norimichi Kitagawa, shall be paid in reasonable amounts in accordance with the rules prescribed by the Company. Details regarding the exact amount of payment, time and method of payment, etc. shall be decided by consultation between the statutory auditors.

The Reasons and Details of Amendments to the Articles of Incorporation

(2nd Item of Business)

1.	Reasons for the Amendments:

(1)	In order to prepare for future business opportunities, financing services business was added to the businesses specified in Article 2.

(2)	Pursuant to the enforcement on September 25, 2003 of the “Law Concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha” (2003 Law No. 132), companies are allowed to acquire their own shares in accordance with a resolution of the Board of Directors if their articles of incorporation stipulate so. In order to make it possible to implement a flexible capital policy in response to the changes in the economic climate, the Company added a new provision regarding acquisition of the Company’s own shares (Article 7 after the amendment).

(3)	Pursuant to the enforcement on April 1, 2003, of the “Law for partially amending the Commercial Code, etc.” (2002 Law No. 44), a system has been established under which shareholders can purchase additional shares when they hold an amount less than one unit (tangen). In order to improve services for shareholders, a new provision (Article 9 after the amendment) was added to provide for the adoption of a system for such purchases of additional shares. In conjunction with this new article, revisions were made as necessary.

(4)	Pursuant to the enforcement on April 1, 2002 of the “Law for partially amending the Commercial Code, etc.” (2001 Law No. 128), companies are allowed to remove the provision for handling of convertible debentures from their Articles of Incorporation. In addition, the Company totally redeemed all outstanding convertible debentures during the reporting term. Thereby, the former provisions of Articles 40 and 42 were removed.

(5)	Numbering of other articles shall be revised as necessary in conjunction with the above amendments.

2.	Details of the Amendments:

The amendments made are as follows:

(Amendments are shown in underlines)

Before Amendments	After Amendments
CHAPTER I. GENERAL PROVISIONS Article 2. Objectives and Purposes The objectives and purposes of the Company shall be to engage in the following businesses:	CHAPTER I. GENERAL PROVISIONS Article 2. Objectives and Purposes The objectives and purposes of the Company shall be to engage in the following businesses:
1. Manufacture, repair, sale and purchase of construction machinery, agricultural machinery, industrial machinery, automobiles, internal combustion engines and various other machinery and equipment and parts thereof	1.	Unchanged
2. Manufacture, sale and purchase of various iron and steel goods	2.	Unchanged
3. Tempering, processing, sale and purchase of various types of iron and steel, pig-iron, ferroalloys and other special metals	3.	Unchanged
4. Manufacture, sale and purchase of various types of electric materials and equipment	4.	Unchanged
5. Manufacture, sale and purchase of various synthetic resin products	5.	Unchanged
6. Manufacture, repair, sale and purchase of various arms and parts thereof	6.	Unchanged
7. Mining industry, and sale and purchase of minerals	7.	Unchanged
8. Designing, executing, supervising and contracting various types of civil engineering and construction work for plants, dwelling houses, and other structures	8.	Unchanged
9. Sale and purchase of lumber, processed lumber products and various types of civil engineering and construction materials, machinery and equipment	9.	Unchanged
10. Sale, purchase and lease of real property	10.	Unchanged
11. Manufacture, sale and repair of industrial waste and general waste treatment device	11.	Unchanged
12. Collection, transportation, treatment and recycling of industrial wastes and general wastes, sale of the recycled products, and consulting on these matters	12.	Unchanged
13. Development, creation, sales and consulting on computer software and computer systems	13.	Unchanged
14. Electronic commerce using networks such as the Internet	14.	Unchanged
15. Information processing and information providing service	15.	Unchanged

Before Amendments	After Amendments
16. All business incidental to each and every one of the preceding items 17. Investing in other companies or promoting organization of other companies.	16. Financing services 17. All business incidental to each and every one of the preceding items 18. Investing in other companies or promoting organization of other companies.

CHAPTER II. SHARES (New)

CHAPTER II. SHARES

Article 7. Acquisition of Own Shares

Pursuant to the provision of Article 211.3.2.1 of the Commercial Code, the Company may purchase the Company’s own shares by a resolution of the Board of Directors.

Article 7. (Omitted)	Article 8. (Same as the Article 7 before the amendments)

(New)

Article 9. Purchase by a Shareholder of Shares Less Than One Unit (tangen) of Shares

In accordance with the Share Handling Regulations, a shareholder (including hereinafter Beneficial Owners) who has shares less than one unit (tangen) of shares may request the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.

Article 8. Transfer Agent

The Company shall appoint a transfer agent relating to the shares. The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company. The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders’ service of the transfer agent.

The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-insurance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

Article 10. Transfer Agent

The Company shall appoint a transfer agent relating to the shares. The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company. The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders service of the transfer agent.

The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-insurance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase and sale of shares less than one unit (tangen) of shares, and any other services concerning shares.

The Company shall not handle these services.

Before Amendments	After Amendments

Article 9. Share Handling Regulations

Types of shares, and the handling of registration of

change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other handling of shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Article 11. Share Handling Regulations

Types of shares, and the handling of registration of

change of holders, registration of pledge of shares,

indication of shares held in trust, re-issuance of share

certificates, preparation of the register of Beneficial

Owners, receiving of beneficial owners’ notification,

registration of lost share certificates, purchase and

sale of shares less than one unit (tangen) of shares,

and any other handling of shares shall be governed by

the Share Handling Regulations established by

resolution of the Board of Directors.

Article 10. Registration of Shareholders, etc.

Shareholders (including hereinafter beneficial owners of shares), registered pledgees or their legal representatives, shall notify the transfer agent appointed by the Company of their names, addresses and seal impressions in the form prescribed by the Company. Any changes in the matters prescribed in the preceding sentence shall likewise be notified. Foreign nationals who are accustomed to using their signatures may substitute their signatures for their seal impressions.

Article 12. Registration of Shareholders, etc.

Shareholders, registered pledgees or their legal

representatives, shall notify the transfer agent

appointed by the Company of their names, addresses

and seal impressions in the form prescribed by the

Company. Any changes in the matters prescribed in

the preceding sentence shall likewise be notified.

Foreign nationals who are accustomed to using their

signatures may substitute their signatures for their

seal impressions.

Articles 11 to 39 (Omitted)	Articles 13 to 41 (Same as the Articles 11 to 39 before the amendments)

CHAPTER VI. ACCOUNTING

Article 40. Conversion Time of Convertible Debentures

With respect to the first distribution of dividends or interim dividends on the shares issued upon request for conversion of convertible debentures issued by the Company, such conversion shall be deemed to have been made on April 1 if such request for conversion is made between April 1 and September 30 and October 1 if such request is made between October 1 and March 31 of the following year.

CHAPTER VI. ACCOUNTING (Deleted)

Article 41. (Omitted)	Article 42 (Same as Article 41 before the amendments)

Before Amendments	After Amendments
CHAPTER VII. SUPPLEMENTARY PROVISIONS	CHAPTER VII. SUPPLEMENTARY PROVISIONS

Article 42. Transfer Agent for Convertible Debentures Issued in Foreign Currency

The Company shall appoint a transfer agent in the United States relating to convertible debentures denominated in U.S. Dollars. In addition to the case prescribed in the preceding paragraph, the Company may, if necessary, appoint transfer agents abroad relating to the convertible debentures denominated in foreign currency.

(Deleted)

Reference 1

Directors and Statutory Auditors

The composition of the directors and statutory auditors as of June 25, 2004 are as follows:

Chairman of the Board	Toshitaka Hagiwara	Standing Auditor	Makoto Nakamura

President and Chief Executive Officer	Masahiro Sakane	Standing Auditor	Masafumi Kanemoto

Director Senior Executive Officer	Kunio Noji	Auditor	Masahiro Yoshiike

Director Senior Executive Officer	Kunihiko Komiyama	Auditor	Takaharu Dohi

Director Senior Executive Officer	Masahiro Yoneyama

Director Senior Executive Officer	Yasuo Suzuki

Director	Kazuhiro Aoyagi

Director Counselor	Satoru Anzaki

Director	Toshio Morikawa

Director	Hajime Sasaki

(Messrs. Toshio Morikawa and Hajime Sasaki satisfy the requirements for outside directors provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code. Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.”)

Reference 2

Payment of Cash Dividend for the 135th Business Term

Cash dividends resolved in the above 1st Item of Business shall be paid in accordance with the following procedures:

1.	Shareholders who have not designated a bank account or a post office savings account for the transfer of payment shall receive the payment at the local post office by presenting the “Notice of Payment by Postal Transfer” enclosed herein.

2.	Shareholders who have designated a bank account or a post office savings account for the transfer of payment are requested to confirm the “Dividend Statement” and “Confirmation of the Account to which Payment will be Transferred” which are enclosed herein.

In addition, the “Business Report of the 135th Business Term” is enclosed for your information.

Reference 3

The Disclosure of the Company’s Balance Sheet and Statement of Income on the Home Page

Pursuant to Article 283, Paragraph 5 of the Commercial Code, the Company discloses its Balance Sheet and Statement of Income on the Company’s home page instead of in the publications. Our home page address is as follows:

http://www.komatsu.co.jp/CompanyInfo/bspl/